Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 1-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Term Sheet to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated December 3, 2012; Rule 433

Structured Investments	$ Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index due December 14, 2027

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 14, 2027, subject to postponement as described below.
•	The notes are designed for investors who seek quarterly interest payments that will be equal to the Interest Factor for the applicable Interest Period, multiplied by a fraction, the numerator of which is the actual number of calendar days during which the Accrual Provision (defined below) is satisfied and the denominator of which is the actual number of calendar days in the applicable Interest Period. The Interest Factor will be determined on each Interest Reset Date for the applicable Interest Period and will be equal to (a) for the first year, 8.00% per annum and (b) for the remaining term of the notes, the Multiplier (defined below) times the difference of the applicable Strike Rate minus 6-Month USD LIBOR on such Interest Reset Date. In no event will the Interest Rate be greater than the Maximum Interest Rate as set forth below or less than the Minimum Interest Rate of 0.00% per annum. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-I, will supersede the terms set forth in product supplement no. 1-I. In particular, whether the Accrual Provision is satisfied will depend on the Index Level on the applicable Accrual Determination Date (rather than on the Index Level on an Equity Index Determination Date as described in product supplement 1-I), as set forth below, and interest will be payable to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date or Redemption Date. Please refer to “Key Terms — Accrual Provision,” “Key Terms — Accrual Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about December 11, 2012 and are expected to settle on or about December 14, 2012.
•	At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates specified below.

Key Terms

Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the 14th of March, June, September and December of each year, commencing December 14, 2013 (each, a “Redemption Date”) by providing at least 5 Business Days’ notice; provided, however, that if any Redemption Date is not a Business Day, then such Redemption Date shall be the following Business Day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × (90/ 360)
Interest Rate:

The Calculation Agent will determine the Interest Rate per annum applicable to each Interest Period, calculated in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula:

	Interest Factor ×	Variable Days Actual Days	, where
“Variable Days” is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied, and
“Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days in the Interest Period.
The Interest Rate may not equal the Interest Factor during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied and may be zero.
Interest Factor:	With respect to each Interest Period, a percentage per annum, which is determined on a quarterly basis on the Interest Reset Date and subject to the satisfaction of the Accrual Provision, equal to:
From (and including)	To (but excluding)	Interest Factor*	Strike Rate
December 14, 2012	December 14, 2013	8.00%	Not Applicable
December 14, 2013	December 14, 2017	Multiplier x (Strike Rate minus 6-Month USD LIBOR)	5.00% per annum
December 14, 2017	December 14, 2022	Multiplier x (Strike Rate minus 6-Month USD LIBOR)	5.50% per annum
December 14, 2022	December 14, 2027	Multiplier x (Strike Rate minus 6-Month USD LIBOR)	6.00% per annum
*Subject to the Minimum Interest Rate and a Maximum Interest Rate. 6-Month USD LIBOR is determined on the applicable Interest Reset Date for such Interest Period
Multiplier	For each Interest Period, a number that will be greater than or equal to 1.2 and less than or equal to 1.3. The actual Multiplier for each Interest Period will be determined on the Pricing Date and will not be less than 1.2 or greater than 1.3.
Minimum Interest Rate:	0.00% per annum for any Interest Period.
Maximum Interest Rate:	With respect to each Interest Period, the Maximum Interest Rate will be determined on the Pricing Date and will be equal to:
From (and including)	To (but excluding)	Maximum Interest Rate**
December 14, 2012	December 14, 2013	8.00% per annum
December 14, 2013	December 14, 2017	Between 6.00% per annum and 6.50% per annum (inclusive of such range)
December 14, 2017	December 14, 2022	Between 6.60% per annum and 7.15% per annum (inclusive of such range)
December 14, 2022	December 14, 2027	Between 7.20% per annum and 7.80% per annum (inclusive of such range)
Accrual Provision:

**The actual Maximum Interest Rate for each Interest Period will be determined on the Pricing Date.

For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which the Index Level of the S&P 500® Index, as determined on the Accrual Determination Date relating to such calendar day, is greater than or equal to the Minimum Index Level (which will be equal to 75% of the Index Level on the Pricing Date). If the Index Level of the S&P 500® Index as determined on the Accrual Determination Date relating to such calendar day is less than the Minimum Index Level, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.

Accrual Determination Date:	The second Trading Day prior to such calendar day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first Trading Day that precedes such Exclusion Period.
Exclusion Period:	The period commencing on the seventh Business Day prior to but excluding each Interest Payment Date.
Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.

Investing in the Callable Variable Rate Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-I, the accompanying underlying supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $52.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $37.50 per $1,000 principal amount note.  This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $37.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $52.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $70.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $970.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 3, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, underlying supplement no. 1-I, product supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I and the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date
Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the 14th of March, June, September and December of each year (each such date, an “Interest Payment Date”), commencing March 14, 2013, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.
Minimum Index Level:	75% of the closing Index Level on the Pricing Date.
6-Month USD LIBOR:	With respect to any Interest Reset Date, “6-Month USD LIBOR” refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of six months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “6Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the Calculation Agent. If on the applicable Interest Reset Date, 6-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the rate for such date shall be determined as if LIBOR Reference Banks Rate were the applicable rate.
Index Level:	On any Trading Day, the official closing level of the S&P 500® Index (the “Index”) published following the regular official weekday close of trading for the S&P 500® Index on Bloomberg Professional® Service page “SPX Index HP” on such Trading Day. If a market disruption event exists with respect to the S&P 500® Index on any Accrual Determination Date, the Index Level on the immediately preceding Accrual Determination Date for which no market disruption event occurs or is continuing will be the Index Level for such disrupted Accrual Determination Date (and will also be the Index Level for the originally scheduled Accrual Determination Date). In certain circumstances, the Index Level will be based on the alternative calculation of the S&P 500® Index as described under “General Terms of Notes — Discontinuation of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1-I.
Interest Reset Date:	Two London Business Days immediately prior to the beginning of the applicable Interest Period.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in each of the City of New York, New York are generally authorized or obligated by law or executive order to close.
Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.
Pricing Date:	December 11, 2012; provided, however that if such day is not a Business Day, then the Pricing Date will be the following day that is a Business Day.
Issue Date:	December 14, 2012; provided, however that if such day is not a Business Day, then the Issue Date will be the following day that is a Business Day.
Maturity Date:	December 14, 2027; provided, however that if such day is not a Business Day, then the Maturity Date will be the following day that is a Business Day.
LIBOR Reference Banks Rate:	A rate determined by the Calculation Agent to be the mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in U.S. dollars for a period of six months that at least three major banks in London, selected by the Calculation Agent, are offering to prime banks in the London interbank market, at 11:00 a.m. (London time) on the relevant Interest Reset Date. If on any Interest Reset Date fewer than three of such offered rates are available, the rate shall be determined by the Calculation Agent in its sole discretion.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
CUSIP:	48126DLU1
JPMorgan Structured Investments —	TS-1
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of 6-Month USD LIBOR or the S&P 500® Index, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
•	QUARTERLY INTEREST PAYMENTS — The notes will pay at the applicable variable Interest Rate as described on the front cover of this term sheet. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day. The interest payments during the period from and including December 14, 2012 through and excluding December 14, 2013 will be affected by the official Index Level of the S&P 500® Index, and for all Interest Periods thereafter, interest payments will be affected by both the level of 6-Month USD LIBOR and the official Index Level of the S&P 500® Index as described under “Interest Rate” on the cover of this term sheet, but will not reflect the performance of such rate or such index.
•	POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on the 14th of March, June, September and December of each year (each such date, a “Redemption Date”), commencing December 14, 2013 for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date.
•	DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying underlying supplement no. 1-I.
•	TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES IS NOT FIXED BUT IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period is not fixed, but will vary depending on whether the Accrual Provision is satisfied, and whether such Accrual Provision is satisfied will depend on the daily fluctuations in the Index Level. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. The interest payments will be affected by both the level of 6-Month USD LIBOR and the official Index Level of the S&P 500® Index as described under “Interest Rate” on the cover of this term sheet, but will not reflect the performance of such rate or such index. Although the variable Interest Rate on the notes is determined, in part, by reference to the 6-Month USD LIBOR and the Index Level, the notes do not actually pay interest at the 6-Month USD LIBOR nor do they track the Index Level. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.
•	THE INTEREST RATE ON THE NOTES IS VARIABLE, WILL NOT EXCEED THE MAXIMUM INTEREST RATE, AND MAY BE EQUAL TO 0.00% — The rate of interest you will receive is not fixed, but will vary based on both the level of 6-Month USD LIBOR on each Interest Reset Date (after the first year of the notes) and the
JPMorgan Structured Investments —	TS-2
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Index Level of the S&P 500® Index on each Accrual Determination Date during an Interest Period. The Interest Rate on the notes, which will be payable on each Interest Payment Date, will be determined based on the applicable Interest Factor and the Index Level of the S&P 500® Index as described on the cover of this term sheet, subject to the applicable Maximum Interest Rate per annum and the Minimum Interest Rate per annum. The Interest Factor will be determined in accordance with the section entitled “Interest Factor” on the cover of this term sheet, subject to the Interest Factor being greater than or equal to the Minimum Interest Rate and less than or equal to the Maximum Interest Rate as described on the cover of this term sheet. If the applicable Interest Factor as described on the cover of this term sheet is equal to zero, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. Additionally, if the Index Level of the S&P 500® Index is less than the Minimum Index Level for an entire Interest Period, the Interest Rate for such Interest Period will be equal to 0.00% per annum. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

•	AFTER THE FIRST YEAR OF THE NOTES, THE INTEREST FACTOR APPLICABLE TO AN INTEREST PERIOD WILL DECREASE AS THE VALUE OF 6-MONTH USD LIBOR INCREASES, EXCEPT WHEN LOWER THAN THE MINIMUM INTEREST RATE OR GREATER THAN THE MAXIMUM INTEREST RATE — After the first year of the notes, the Interest Factor is inversely linked to 6-Month USD LIBOR. In other words, as the applicable 6-Month USD LIBOR increases, the Interest Factor, and therefore, the corresponding Interest Rate will decrease. If the applicable Interest Factor as described on the cover of this term sheet is equal to zero, the Interest Factor will be equal to the Minimum Interest Rate of 0.00%, and if the 6-Month USD LIBOR is less than or equal to zero, the Interest Factor will be equal to the applicable Maximum Interest Rate per annum as described on the cover of this term sheet. Additionally, the Interest Rate payable on the notes will vary also based on whether the Accrual Provision is satisfied on any Accrual Determination Date. In other words, if the Interest Factor is a certain percentage, the Interest Rate payable on the notes may be less than that percentage.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — CIO Synthetic Credit Portfolio Update,” “Liquidity Risk Management — Credit Ratings,” and “Item 4. Controls and Procedures” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement for additional information about these risks.
•	Changes are being considered in the method for determining LIBOR and it is not apparent how any such changes could affect the value of the notes – Beginning in 2008, concerns have been raised about the accuracy of the calculation of the daily London InterBank Offered Rate (“LIBOR”), which is currently overseen by the British Bankers’ Association (the “BBA”). The BBA has taken steps to change the process for determining LIBOR by increasing the number of banks surveyed to set LIBOR and to strengthen the oversight of the process. In addition, the final report of the Wheatley Review of LIBOR, published in September 2012, set forth recommendations relating to the setting and administration of LIBOR, and the UK government has announced that it intends to incorporate these recommendations in new legislation. At the present time it is uncertain what changes, if any, may be required or made by the UK government or other governmental or regulatory authorities in the method for determining LIBOR. Accordingly, at the present time it is not apparent whether or to what extent any such changes would have an adverse impact on the value of the notes.
•	HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including trading instruments related to the 6-Month USD LIBOR, the Index and the equity securities included in the Index. We or our affiliates may also trade in the equity securities included in the Index from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could affect adversely the likelihood of a redemption or our payment to you at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of
JPMorgan Structured Investments —	TS-3
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If we redeem the notes, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Redemption Date.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced to as short as one year and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® Index —JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
•	The 6-Month USD LIBOR AND the INDEX MAY BE AFFECTED BY A NUMBER OF FACTORS, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The amount of interest, if any, payable on the notes will depend on a number of factors that can affect the levels of the 6-Month USD LIBOR and the Index Level including, but not limited to:
•	changes in, or perceptions about, future 6-Month USD LIBOR and Index Levels;
•	general economic conditions;
•	prevailing interest rates;
•	the dividend rates on the equity securities underlying the S&P 500® Index; and
•	policy of the Federal Reserve Board regarding interest rates.
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectation regarding the level of price inflation; and
•	performance of capital markets.

These and other factors may have a negative impact on the payment of interest on the notes. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	the method of determining the interest rate for any Interest Period may not directly correlate with actual levels of the applicable 6-Month USD LIBOR OR THE INDEX LEVEL — The determination of the Interest Rate payable for any Interest Period will be based, in part, on the 6-Month USD LIBOR and the Index Level, but it will not directly correlate with actual levels of the underlying 6-Month USD LIBOR or the Index Level. We will use the Index Level on each Accrual Determination Date to determine whether the Accrual Provision is satisfied for any calendar day in the applicable Interest Period.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the S&P 500® Index would have.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the 6-Month USD LIBOR and the Index Level on any day of an Interest Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of the 6-Month USD LIBOR and the S&P 500® Index;
•	the time to maturity of the notes;
•	the redemption feature and whether we are expected to redeem the notes, which are likely to limit the value of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	the expected positive or negative correlation between the 6-Month USD LIBOR and the S&P 500® Index, or the expected absence of any such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	Variable price reoffering risks — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $965.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	TAX DISCLOSURE – The information under “Treated As Contingent Payment Debt Instruments" in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated As Contingent Payment Debt Instruments" in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
JPMorgan Structured Investments —	TS-4
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how to calculate the Interest Rate on the Notes for four hypothetical Interest Periods, assuming a Multiplier of 1.2 for each Interest Period after the first Interest Period and a Maximum Interest Rate of 6.00%, 6.60% and 7.20% for the Interest Periods beginning December 14, 2013, December 14, 2017 and December 14, 2022, respectively. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the Notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: For the Interest Period from and including December 14, 2012 to but excluding December 14, 2013, 6-Month USD LIBOR is 1.70%, the number of Variable Days in the Interest Period is 83 and the number of Actual Days in the Interest Period is 90.

The Interest Factor during the Interest Period is at a fixed rate of 8.00% per annum, therefore the Interest Rate for the Interest Period is equal to 7.38% calculated as follows:

8.00% × (83/90) = 7.38%

Example 2: For the Interest Period from and including December 14, 2017 to but excluding December 14, 2022, 6-Month USD LIBOR is -1.00%, the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90.

Because 6-Month USD LIBOR is -1.00% and the Maximum Interest Rate for the Interest Period is 6.60%, the Interest Factor is 6.60% calculated as follows:

MAX (0, Min {6.60%, 1.2 × [5.50% - (-1.00%)]}) = 6.60%

The Interest Rate for the Interest Period is equal to the Maximum Interest Rate of 6.60% per annum, calculated as follows:

6.60% × (90/90) = 6.60%

Example 3: For the Interest Period from and including December 14, 2022 to but excluding December 14, 2027, 6-Month USD LIBOR is 6.00%, the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90.

Because 6-Month USD LIBOR is 6.00%, the applicable Interest Factor is 0.00%, calculated as follows:

MAX (0, Min {7.20%, 1.2 × [6.00% - 6.00%]}) = 0.00%

The Interest Rate for the Interest Period is equal to the Minimum Interest Rate of 0.00% per annum, calculated as follows:

0.00% × (90/90) = 0.00%

Example 4: For an Interest Period, the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period will be equal to 0.00% per annum.

JPMorgan Structured Investments —	TS-5
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Historical Information

The graph below sets forth the weekly historical performance of 6-Month USD LIBOR for the period from January 5, 2007 through November 30, 2012. The 6-Month USD LIBOR on November 30, 2012 was 0.52600%.

We obtained the 6-Month USD LIBOR used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 6-Month USD LIBOR on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the 6-Month USD LIBOR will result in any positive interest payments, subject to the credit risk of JPMorgan Chase & Co.

The following graph sets forth the weekly historical performance of the S&P 500® Index for the period from January 5, 2007 through November 30, 2012. The Index closing level on November 30, 2012 was 1416.18.

We obtained the Index Levels used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the Index will result in any positive interest payments, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-6
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index